

April 24, 2013

<u>Via E-mail</u>
Heather C. Harker
General Counsel
United States Commodity Funds LLC
1999 Harrison Street, Suite 1530
Oakland, California 94612

Re: United States Commodity Funds Trust I
Post-Effective Amendment No. 1 to Form S-1
Filed April 12, 2013
File No. 333-177188

Dear Ms. Harker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your initial registration statement, which went effective within 45 days after your fiscal year end, did not contain audited financial statements for the year ended December 31, 2012. We further note that you subsequently filed a Form 8-A to register your securities under Section 12(b) of the Exchange Act. Please explain to us why you have not filed your Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Signatures, page II-5

2.   Please tell us whether Howard Mah is also your controller or principal accounting officer. Please refer to the Instructions to Signatures on Form S-1 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Attorney-Advisor

cc: W. Thomas Conner, Esq.
Reed Smith LLP
Via E-mail